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BY HAND AND EDGAR

Mr. Michael Seaman

Special Counsel

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-4561

Re:	BankUnited, Inc.
Amendment Nos. 2 and 3 to Registration Statement on Form S-1
Filed January 10, 2011 and January 18, 2011
File No. 333-170203

Dear Mr. Seaman:

On behalf of BankUnited, Inc. (the “Company”), enclosed please find a copy of Amendment No. 4 (the “Amendment”) to the above-referenced Registration Statement (the “Registration Statement”), as filed with the Securities and Exchange Commission (the “Commission”) on the date hereof, marked to show changes from the previous amendment to the Registration Statement filed with the Commission on January 18, 2011.

The changes reflected in the Amendment include those made in response to the comments of the staff of the Commission (the “Staff”) set forth in the Staff’s letter of January 21, 2011 (the “Comment Letter”).  The Amendment also includes other changes that are intended to update, clarify and render more complete the information contained therein.

Set forth below are the Company’s responses to the Staff’s comments.  The headings and paragraph numbers of this letter correspond to the headings and paragraph numbers contained in the Comment Letter and, to facilitate the Staff’s review, we have reproduced the text of the Staff’s comments in italics below.  Capitalized terms used but not defined herein have the meanings given to them in the Registration Statement.  All references to page numbers and captions (other than those in the Staff’s comments) correspond to the page numbers and captions in the Amendment.

Amendment Nos. 2 and 3 to Registration Statement on Form S-1

Use of Proceeds, page 29

1.                                       We note October 2010 and January 2011 news articles suggesting that you plan to use the offering proceeds to acquire New York-based banks. Please tell us whether your intention for the use of net offering proceeds is limited to general corporate purposes, as is currently disclosed on page 29 and revise your disclosure if appropriate.

The Company intends to use the net proceeds from the initial public offering for general corporate purposes.  While a key component of the Company’s growth strategy is to pursue acquisitions, as disclosed on pages 2, 7, 16 and in numerous other places in the Registration Statement, the Company is not currently in negotiations and currently has no definitive plan with respect to any acquisition.  In addition, as disclosed on page 99 of the Registration Statement, John Kanas, the Company’s Chairman, President and Chief Executive Officer, and John Bohlsen, the Company’s Vice Chairman, Chief Lending Officer and Director, are subject to non-compete agreements that, by their terms, restrict them from operating in New York, New Jersey and Connecticut until August 2012.

Legal Proceedings, page 105

2.                                       We note the December 2010 lawsuit filed against you in the Circuit Court for Miami-Dade County seeking more than $200 million in damages. Please confirm that your disclosure in the last paragraph on page 105 continues to be accurate. Otherwise, revise as appropriate.

The Company confirms to the Staff that the disclosure under the caption “Legal Proceedings” on page 105 continues to be accurate.  The Company believes the above-referenced December 2010 lawsuit filed against it in the Circuit Court for Miami-Dade County is ordinary routine litigation incidental to the Company’s business and also will not have a material adverse effect on its business, operating results, financial condition or cash flow.

Compensation Discussion and Analysis, page 125

3.                                       Please provide information for five individuals or provide us with a detailed analysis of why you are not required to do so.

The Company respectfully advises the Staff that the Company determined that, during the entire fiscal year ended December 31, 2010, only four individuals — John Kanas (Chairman, President and Chief Executive Officer), John Bohlsen (Vice Chairman, Chief Lending Officer and Director), Douglas Pauls (Chief Financial Officer) and Rajinder Singh

(Chief Operating Officer) — were “executive officers” of the Company as defined by Rule 3b-7 under the Securities Exchange Act of 1934.

Only Messrs. Kanas, Bohlsen, Pauls and Singh are in charge of a principal business unit, division or function or performs a policy-making function for the Company.  No other person at the Company (whether an officer of the Company, an officer of any subsidiary of the Company or otherwise) had day-to-day operational control of a principal business unit, division or function of the Company or exercised a policy-making function for the Company.  For example, during 2010, no other person at the Company had the authority to enter into significant contracts, to make significant staffing or hiring decisions, to make significant capital expenditures or to change the strategic direction of the Company without the approval of Messrs. Kanas, Bohlsen, Pauls and/or Singh.  Although certain officers of BankUnited (the “Bank”), the bank subsidiary of the Company, have titles that may indicate they head certain divisions at the Bank (e.g., legal, risk, bank operations, etc.), each of these officers are under the direct supervision of Messrs. Kanas, Bohlsen, Pauls and/or Singh, who make the strategic decisions and perform all of the policy-making functions for these divisions, or these divisions are not principal business units, divisions or functions of the Company.

In future years, to the extent that the Company determines additional persons are “executive officers” of the Company as defined by Exchange Act Rule 3b-7, they would be treated as named executive officers and disclosure required by Item 402 of Regulation S-K would be provided for these persons.

FDIC Warrant, page 157

4.                                       Please expand your disclosure to clearly explain the terms of the warrant including, but not limited to, the exercise price and the number of shares issuable upon exercise (or how those figures are calculated). Also disclose the expected redemption price.

The disclosure on page 157 has been revised in response to the Staff’s comment.

The Company respectfully advises the Staff that the substance of the FDIC warrant disclosure remains unchanged.  The Company continues to expect that it will pay the FDIC $25.0 million shortly after this offering pursuant to the agreement in principle reached with the FDIC in October 2010, and that the warrant will expire by its terms and the warrant’s attendant registration rights will terminate.

Exhibits

5.                                       We note that you have not included the following documents in your exhibits:

•                  Annex A to the Form of BankUnited, Inc. Policy on Incentive Compensation Arrangements, filed as exhibit 10.14;

•                  Certain exhibits to the form of Underwriting Agreement, filed as exhibit 1.1;

•                  Joinder agreements executed by additional members, as applicable, pursuant to Section 3.9 of the LLC Agreement, filed as exhibit 10.1; and

•                  The amendment to the FDIC Warrant.

In response to the Staff’s comment, the Company has filed Annex A to the Form of BankUnited, Inc. Policy on Incentive Compensation Arrangements in Exhibit 10.14, the remaining exhibits to the Form of Underwriting Agreement in Exhibit 1.1 and Joinders to the Amended and Restated Limited Liability Company Agreement in Exhibit 10.1b.

The Company respectfully advises the Staff that while the Company has an agreement in principle with the FDIC to amend the FDIC warrant to guarantee a minimum value to the FDIC in the amount of $25.0 million as described in the Registration Statement, the Company and the FDIC have not, to date, entered into a formal written amendment, and the Company does not expect a formal written amendment will be entered into before the completion of this offering, if at all.  The Company confirms to the Staff that the Registration Statement discloses the entire agreement in principle reached with the FDIC in October 2010, and no substantive term of the agreement in principle is omitted from the disclosure.

* * * * *

If you have any questions or require any additional information, please telephone the undersigned at (212) 735-4112 or Dwight S. Yoo at (212) 735-2573.

Sincerely,

/s/ Richard B. Aftanas
Richard B. Aftanas

cc:                                 Paul Cline, Securities and Exchange Commission

Kevin W. Vaughn, Securities and Exchange Commission

David Lin, Securities and Exchange Commission

John A. Kanas, BankUnited, Inc.

Richard D. Truesdell, Jr., Esq., Davis Polk & Wardwell LLP